SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated January 6, 2006 and Supplement No. 6 dated August 10, 2006.  Supplement No. 6 contains a description of properties we have acquired, our agreement to acquire another property, our credit facility and financial statements relating to an acquired property.]

SUPPLEMENT NO. 6
DATED AUGUST 10, 2006
TO THE PROSPECTUS DATED JANUARY 6, 2006
OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 6 to you in order to supplement our prospectus.  This Supplement No. 6 supersedes Supplements Nos. 1 through 5.

Recent Developments

Credit Facility

On June 30, 2006, we entered into a Credit Agreement with HSH Nordbank AG, New York Branch, for a temporary credit facility that we will use during the offering period to facilitate our acquisitions of properties in anticipation of the receipt of offering proceeds.  The Credit Agreement permits us to borrow up to $50,000,000 secured by real property at a borrowing rate based on LIBOR plus a margin ranging from 1.15% to 1.35% and requires payment of a usage premium of up to 0.15% and an annual administrative fee.  We may use the entire credit facility to acquire real estate investments and we may use up to 10% of the credit facility for working capital.  We are entitled to prepay the obligations at any time without penalty.  The principal balance is due on June 30, 2008.  The obligations under the Credit Agreement may be accelerated in the event of a default as defined in the Credit Agreement.  In connection with documentation and closing the Credit Agreement, we paid and expect to pay fees and expenses totaling approximately $900,000.

Consistent with our borrowing policies, during our offering, we will borrow periodically to acquire properties and for working capital.  We will determine whether to use the proceeds of the offering to repay amounts borrowed under the Credit Agreement depending on a number of factors including the investments which are available to us for purchase at the time and the cost of the credit facility.  Following the closing of our offering, we will endeavor to repay all amounts owing under the Credit Agreement which are secured by our properties and which have not previously been paid.  To the extent sufficient proceeds from our offering are unavailable to repay the indebtedness secured by properties within a reasonable time following the closing of our offering as determined by our board of directors, we may sell properties or raise equity capital to repay the secured debt so that we will own our properties all-cash, with no permanent acquisition financing.

Property Acquisitions and Agreements to Acquire Properties

Shoemaker Industrial Buildings

On June 28, 2006, we closed the purchase of an existing multi-tenant industrial property known as the Shoemaker Industrial Buildings from First Industrial Harrisburg, LP, a non-related party, for a purchase price of $2.4 million, plus approximately $2,800 of closing costs. This equates to approximately $127 per square foot of leasable space.  We purchased this property for all cash, without debt financing.

The property consists of approximately 18,921 square feet of leasable space in three single-story buildings located on approximately 1 acre of land in Santa Fe Springs, California.  The property is currently 100% leased at an average annual rent of $8.91 per square foot to 4 tenants whose spaces range in size from approximately 4,600 square feet to 5,121 square feet.  These tenants operate varying businesses including a service-related business, a light manufacturer, a distribution facility and a light assembly operation.  The property includes private, fenced yards, an attractive amenity for industrial tenants in this size range.

The Shoemaker Industrial Buildings are situated in the Mid-Counties industrial sub-market that serves both Los Angeles and Orange County, California.  The buildings provide immediate access the major traffic arteries servicing the Los Angeles and Long Beach ports and Los Angeles International Airport. According to Voit Commercial and Colliers International, nine million square feet of industrial space were absorbed in the overall Los Angeles County industrial market in 2005, with year end vacancy rates at approximately 3%.  Colliers International reported that tight market conditions in the last 12 months have led to overall rental rate increases of up to 15%.  These rental rate increases were for the Los Angeles industrial market generally and there can be no assurance that any property we own in this market will experience similar increases.

Each of the four tenants occupies over 10% of the rentable square footage of the property.  The following table sets forth certain information with respect to the leases of these four tenants:

Total Square Feet Leased	%	Lease Expiration Date	Renewal Option	Current Annual Rent ($)	Base Rent/ Sq Ft/ Per Annum ($)

5,121	27.07%	June 30, 2010	N/A	42,760	8.35
4,600	24.31%	Sept. 30, 2009	N/A	38,088	8.28
4,600	24.31%	July 31, 2006	N/A	49,680	10.80
4,600	24.31%	April 30, 2008	N/A	38,088	8.28

The following table sets forth lease expiration information for the next ten years:

Year Ending December 31	No of Leases Expiring	Approx Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leaseable Area Expiring	Percent of Total Annual Base Rent Expiring
2006	1	4,600	49,680	24.3%	29.4%
2007	0	—	—	—	—
2008	1	4,600	38,088	24.3%	22.6%
2009	1	4,600	38,088	24.3%	22.6%
2010	1	5,121	42,760	27.1%	25.4%
Thereafter	0	—	—	—	—

Average annual lease rates and occupancy percentages for the last five years are as set forth below:

Year Ending December 31	Average Lease Rate Per Square Foot (Annual $)	Average Annual Occupancy (%)
2005	8.88	100.0%
2004	7.40	93.9%
2003	7.13	87.9%
2002	6.83	100.0%
2001	6.62	100.0%

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and analyzed how the property compares to comparable properties in its market.  We do not have any current plans for the renovation, improvement or development of the property, other than normal repairs and maintenance.  We believe that the property is adequately covered by insurance.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $1.6 million, which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The real estate tax rate is 1.25%, and annual real estate taxes are projected to be approximately $30,000 for the initial year subsequent to the purchase.

2111 S. Industrial Park

On June 1, 2006, we purchased an existing multi-tenant industrial property, known as 2111 South Industrial Park (the property) from Squamar Limited Partnership and IPM, Inc., unaffiliated parties.  The property is a 26,800 square foot industrial building located in a master planned business park environment in the North Tempe submarket of Phoenix which was constructed in 1974.  The acquisition price was $1,975,000 plus approximately $3,300 of closing costs (which are not fully determinable at this time).  This equates to approximately $73.82 per square foot of leasable space. The property is currently 88% leased at an average annual rent of $7.13 per square foot to 11 tenants ranging in size from 1,600 to 2,800 square foot.  These tenants operate varying business, including service related business, warehouse storage and light assembly.  We purchased this property for all cash, without debt financing.

A local homebuilder occupies approximately 21% of the rentable square footage and a light manufacturer of concrete furniture and accessories occupies approximately 10% of the rentable square footage of the property.  No other tenant occupies 10% or more of the rentable square footage of the property.  The following table sets forth certain information about the leases with tenants at this property:

Total Square Feet Leased	%	Lease Expiration	Renewal Option	Current Annual Rent ($)	Base Rent/ Sq Ft/ Per Annum ($)
2,800	11.9%	Dec. 31, 2007	N/A	19,152	6.84
1,600	6.8%	June 30, 2006	N/A	11,520	7.20
4,000	16.9%	June 30, 2006	N/A	25,440	6.36
1,600	6.8%	June 30, 2006	N/A	12,288	7.68
1,600	6.8%	Feb. 28, 2007	N/A	11,904	7.44
1,600	6.8%	Feb. 29, 2008	N/A	10,944	6.84
1,600	6.8%	Dec. 31, 2007	N/A	11,904	7.44
1,600	6.8%	Dec. 31, 2006	N/A	11,712	7.32
2,000	8.5%	Aug. 31, 2007	N/A	15,600	7.80
1,600	6.8%	June 30, 2006	N/A	12,672	7.92
2,000	8.5%	June 30, 2006	N/A	14,400	7.20
1,600	6.8%	July 31, 2007	N/A	10,560	6.60

The following table sets forth lease expiration information:

Year Ending December 31	No. of Leases Expiring	Approx Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leaseable Area Expiring %	Percent of Total Annual Base Rent Expiring (1)
2006	7	12,400	88,140	46.3%	52.4%
2007	5	9,600	69,120	35.8%	41.1%
2008	1	1,600	10,944	6.0%	6.5%
Thereafter	0	—	—	—	—

(1)          A majority of tenants occupy space in the property on a month to month basis; however, average tenure at the property exceeds 2 years.

Average annual lease rates and occupancy percentages for the last five years are as set forth below:

Year Ending December 31	Average Lease Rate Per Square Foot (Annual $)	Year-End Occupancy (%)
2005	$0.53	88.06%
2004	$0.50	92.54%
2003	$0.50	82.09%
2002	$0.53	100.00%
2001	$0.53	80.60%

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and analyzed how the property compares to comparable properties in its market.  We do not have any current plans for the renovation, improvement or development of the property, other than normal repairs and maintenance.  We believe that the property is adequately covered by insurance.

According to the Arizona Department of Economic Security, Arizona’s economy will experience positive growth in 2006 and 2007, due largely to strong performance in the aerospace, electronics and construction industries.  The Grubb & Ellis/BRE Commercial, LLC Research first quarter 2006 Industrial Market Trends report states that the metro Phoenix industrial markets experienced record breaking net absorption in 2005 and that sustained lack of industrial space is expected to continue for the next six to nine months throughout metro Phoenix.

The 2111 South Industrial property is located on a major artery, with immediate access to Downtown Phoenix, Scottsdale, Tempe and Tucson, in an in-fill market characterized by increasing demand and rental growth.  The project’s strategic location is just minutes from the key transportation hub of the Phoenix Sky Harbor International Airport.  The property has the flexibility to accommodate a variety of size requirements and tenant growth.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $1,324,000 which is subject to final adjustment.  The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements. Leasing commissions will be amortized over the initial term of the related leases.  The realty tax rate is 1.28%, and  annual realty taxes are projected to be approximately $25,300 for the initial year subsequent to the purchase.

Agreement to Acquire Mack Deer Valley

We have entered into a definitive agreement to purchase an existing multi-tenant industrial park known as Mack Deer Valley from Mack Deer Valley Phase II, LLC, a non-related party, for a purchase price of $23,150,000.  As of May 15, 2006, our right to terminate the agreement without penalty expired and our initial deposit became non-refundable.

The property is newly constructed and consists of approximately 180,985 square feet of leasable space in two single-story buildings located on approximately 11 acres of land in a master planned business park in Phoenix, Arizona.  The property is currently 100% leased at an average annual rent of $8.16 per square foot to 12 tenants whose spaces range in size from approximately 4,879 square feet to 35,782 square feet.  These tenants operate varying business, including service related businesses, warehouse storage and distribution and light assembly.

Mack Deer Valley is located with immediate access to downtown Phoenix and Scottsdale, just minutes from the key transportation hub of Deer Valley Airport.  According to Cushman & Wakefield, a prominent national real estate brokerage firm, the Phoenix industrial market is experiencing upward momentum with net absorption rates nearing record levels and vacancy rates at 4.9% as of year end 2005.

In connection with the agreement, we have paid a non-refundable $500,000 deposit to an escrow agent, and we are obligated to pay additional non-refundable escrow deposits of $250,000 each in July, September and November 2006 and January 2007.

Under the terms of the agreement, in addition to the investment described above, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and one-half of the escrow charges.  The agreement closing date is January 22, 2007.  Although substantially all contingencies have been satisfied and we expect to close in accordance with the terms of the agreement, there can be no assurance that events will not arise that could prevent us from acquiring the property.

Financial Statements Relating to Acquired Properties

2111 South Industrial Park

The following financial statements relating to the 2111 South Industrial Park are included at the end of this Supplement No. 6

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Cornerstone Core Properties REIT, Inc.
Irvine, California

We have audited the accompanying statement of revenues and certain expenses, (the “Historical Summary”) of 2111 South Industrial Park, Phoenix (the “Property”) for the year ended December 31, 2005. This statement of revenues and certain expenses is the responsibility of the Property’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the current report on Form 8-K/A of Cornerstone Core Properties REIT, Inc.) as described in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property’s revenue and expenses.

In our opinion, the statement of revenues and certain expenses of the Property presents fairly, in all material respects, the revenues and certain expenses described in Note 1 to the Historical Summary of the property located at 2111 South Industrial Park, Phoenix for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
August 10, 2006

2111 SOUTH INDUSTRIAL PARK
STATEMENTS OF REVENUES AND CERTAIN EXPENSES
For the Year Ended December 31, 2005 and for the
Three Months ended March 31, 2006 (Unaudited)

	Year ended December 31, 2005	Three months ended March 31, 2006
		(Unaudited)
Revenues
Rental revenue	$160,444	$43,736
Tenant reimbursements	4,752	1,177
Other	4,854	621
Total revenues	170,050	45,534

Certain Expenses
Property operating and maintenance	43,108	13,190
Property taxes	25,325	6,331
Insurance	4,709	1,268
Total certain expenses	73,142	20,789

Revenues in excess of certain expenses	$96,908	$24,745

See accompanying notes to statements of revenues and certain expenses.

2111 SOUTH INDUSTRIAL PARK

NOTES TO STATEMENTS OF REVENUES AND CERTAIN EXPENSES

1.             Organization and Summary of Significant Accounting Policies

Organization

The accompanying statements of revenues and certain expenses include the operations of  2111 South Industrial Park (the “Property”) located in Phoenix, Arizona, which was acquired by Cornerstone Core Properties REIT, Inc (the “Company”), from a nonaffiliated third party. The Property was acquired on June 1, 2006 for $1,975,000 and has 26,800 leasable square feet on approximately 1.5 acres of land (unaudited).

Basis of Presentation

The statements of revenues and certain operating expenses (the “Historical Summary”) have been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”), which requires certain information with respect to real estate operations to be included with certain filings with the SEC. The Historical Summary includes the historical revenues and certain operating expenses of the 2111 South Industrial Park property, exclusive of items which may not be comparable to the proposed future operations of the Property. Material amounts that would not be directly attributable to future operating results of the Property are excluded, and the Historical Summary is not intended to be a complete presentation of the 2111 South Industrial Park property’s revenues and expenses. Items excluded consist of depreciation, interest expense and federal and state income taxes.

The accompanying statements are not representative of the actual operations for the periods presented, as certain expenses that may not be comparable to the expenses expected to be incurred by the Company in the future operations of the Property have been excluded.  The statement of revenues and certain expenses for the three months ended  March 31, 2006 is unaudited and reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the operating results for the interim period presented. The results of operations for the three months ended March 31, 2006 (unaudited) are not necessarily indicative of the results for the entire fiscal year ending December 31, 2006.

Revenue Recognition

Rental revenue is recognized on an accrual basis as it is earned over the lives of the respective tenant leases on a straight-line basis. Rental receivables are periodically evaluated for collectibility.

Repairs and Maintenance

Expenditures for repairs and maintenance are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and certain expenses during the reporting period. Actual results could differ materially from the estimates in the near term.

2.             Leases

The aggregate annual future minimum lease payments to be received under existing operating leases as of December 31, 2005, are as follows:

2006	$57,452
2007	49,810
2008	1,857
$109,119

Industrial space in the Property is generally leased to tenants under lease terms, which provide for the tenants to pay increases in operating expenses in excess of specified amounts.  The above future minimum lease payments do not include specified payments for tenant reimbursements of operating expenses.

3.             Commitments and Contingencies

Litigation

The 2111 South Industrial Park property may be subject to legal claims in the ordinary course of business as a property owner. The Company believes that the ultimate settlement of any potential claims will not have a material impact on the 2111 South Industrial Park property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the 2111 South Industrial Park property may be potentially liable for costs and damages related to environmental matters. The 2111 South Industrial Park property has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that they believe will have a material adverse effect on the 2111 South Industrial Park property’s results of operations.